Notes to the Interim Consolidated Financial Statements

(all amounts are expressed in Canadian dollars unless otherwise indicated)

Note 1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2005 Annual Report filed with the appropriate Securities Commissions.

These interim consolidated financial statements include our financial statements and those of our wholly-owned subsidiary – AnorMED U.K. Limited.  We have eliminated all material intercompany balances and transactions.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at September 30, 2005 and for all periods presented, have been made.  Interim results are not necessarily indicative of results for a full year.

Note 2. Loss Per Common Share Data

Loss per common share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per common share is computed in accordance with the treasury stock method assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

Note 3. Long-term Investment

The Company’s long-term investment represents a portfolio investment of 243,711 NeoRx Corporation common shares which is accounted for using the cost method. A quarterly review of the investment is made and management has assessed the market fluctuations to be a temporary decline. Therefore, no impair-ment charges were recorded for the quarter ending September 30, 2005 (2004 - $117,000).

As at September 30, 2005, the investment had a carrying value of $281,000 and a quoted market value of $261,000.

Note 4. Share Captial

Incentive Stock Option Plan

At September 30, 2005, the Company had 3,561,863 stock options outstanding (of which 2,817,736 are exercisable) at a weighted average exercise price of $5.89 per common share and expiring at various dates from November 4, 2006 to June 9, 2014.

Details of the stock option transactions for the six months ended September 30, 2005 are summarized as follows:

	Number of stock options outstanding	Weighted average share price

Balance, March 31, 2005	3,261,163	$ 6.15
Options granted	367,400	4.17
Options exercised	(25,399)	2.34
Options cancelled	(41,301)	10.94

Balance, September 30, 2005	3,561,863	$ 5.89

Stock-based Compensation Expense

The Company recognized $5,000 (2004 - $11,000) in compensation expense for the quarter ended September 30, 2005, as a result of stock options awarded to non-employees in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense of $300,000 (2004 - $363,000) has also been recognized in the quarter ended September 30, 2005 for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method.  The expense was recorded as personnel costs, in research and development expense $225,000 (2004 - $272,000) and in general and administrative expense $75,000 (2004 - $91,000), in the consolidated statements of operations.

The following pro forma financial information reflects the net loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Handbook Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using a fair value method:

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended September 30		For the six months ended September 30
	2005	2004	2005	2004

Net loss - as reported	$ (9,255)	$ (6,584)	$ (17,280)	$ (10,398)

Net loss - pro forma	$ (9,255)	$ (6,640)	$ (17,287)	$ (10,580)

Loss per common share - as reported	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)
Loss per common share - pro forma	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)

The weighted average fair value per share of
stock options granted during the period	$ 2.70	$ 3.91	$ 2.44	$ 5.61

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the three months ended September 30		For the six months ended September 30
	2005	2004	2005	2004

Expected life of the option in years	5.0	5.0	5.0	5.0
Volatility	66.22%	71.16%	68.35%	71.75%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.36%	4.01%	3.48%	4.41%

AnorMED’s shareholders approved an amendment to the Incentive Stock Option Plan which changed the contractual life of future option grants to five years from the original ten years.  This change was approved September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed above.

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001 and may not be representative of future amounts since the estimated fair value of stock options is amortized over their three year vesting period and additional options may be granted in future periods.

Additional Paid-in Capital

During the quarter ended September 30, 2005, 24,000 options were exercised by employees.  As none of these options were granted after April 1, 2003, no additional paid in capital was reclassified to share capital.

Note 5. Collaborative Agreements

The Company enters into collaborative agreements with academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company’s research and develop-ment programs.  If all of the Company’s contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding as at September 30, 2005 are approximately $10,200,000 (2004 - $1,805,000).

Note 6. Supplementary Information

Accounts payable and accrued liabilities

	As at September 30 2005	As at March 31 2005

Trade accounts payable	$ 1,564	$ 1,506
Collaborative agreements	2,247	1,598
Employee-related accruals	822	1,394
Other	270	211
	$ 4,903	$4,709

Supplementary information of cash flows

	For the three months ended September 30		For the six months ended September 30
	2005	2004	2005	2004

Interest received	$ 527	$ 373	$ 967	$ 710

Note 7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

Note 8. Subsequent Event

The Company has applied to list its common shares on the American Stock Exchange (“AMEX”).  In connection with its application to AMEX, the Company filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”) on October 24, 2005,to register its common shares pursuant to Section 12(b) of the

Securities Exchange Act of 1934. All costs associated with these filings that were incurred up to September 30, 2005 have been expensed in these financial statements.

Note 9. United States Generally Accepted Accounting Principles

The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which, in the case of the Company conforms in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the additional disclosure differences as set forth below, described more fully in the Item 18 reconciliation with U.S. GAAP for the year ended March 31, 2005, incorporated by reference in the Company’s registration statement on Form 40-F:

a) Stock-based Compensation

i) Under Canadian GAAP, the Company adopted the recommendations of CICA Handbook Section 3870 for the year ending March 31, 2004 and has chosen to prospectively adopt the fair value method of accounting for stock-based compensation.  For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (“SFAS 148”), ‘Accounting for Stock-Based Compensation – Transition and Disclosure’, an amendment to Statement of Financial Accounting Standard No. 123 (“SFAS 123”) ‘Accounting for Stock-Based Compensation’ for employee awards granted under its stock option plan, modified or settled subsequent to April 1, 2003. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to April 1, 2003 using a fair value based method.  As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP as of April 1, 2003, employee stock-based compensation expense amounted to $300,000 for both U.S. GAAP and Canadian GAAP for the three months ended September 30, 2005 (2004 - $363,000).

ii) Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. Under Canadian GAAP, the Company adopted the recommendations of CICA Handbook Section 3870 effective April 1, 2001 and had chosen to prospectively adopt the fair value method of accounting for stock-based compensation for all stock-based payments granted to non-employees on or after April 1, 2001.  For the purposes of reconciliation to U.S. GAAP, the Company was not required to record additional compensation expense, in respect of options granted to non-employees prior to April 1, 2001, and as such, there are no measurable differences between Canadian and U.S. GAAP related to the stock-based compensation to non-employees.

iii) Prior to the adoption of SFAS 148, had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123 for awards issued prior to April 1, 2003, loss for the year and loss per share under U.S. GAAP would have been the pro forma numbers indicated below:

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended September 30		For the six months ended September 30
	2005	2004	2005	2004

Net loss under Canadian and U.S. GAAP
- as reported	$ (9,255)	$ (6,584)	$ (17,280)	$ (10,398)
Net loss under U.S. GAAP
- pro forma	$ (9,255)	$ (6,640)	$ (17,287)	$ (10,580)
Basic loss per common share under Canadian
and U.S. GAAP - as reported	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)
Basic loss per common share under U.S. GAAP
- pro forma	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)

iv) For the purposes of determining fair value of stock options awarded under (a) (i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as in Note 4.